Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

CBOE Holdings Monthly Volume & RPC Report - 2017

Updated on February 2, 2017

Period	Jan-17	1Q17	Year TD
Trading Days	20	20	20
Total Volume by Exchange
CBOE	82,728,396	82,728,396	82,728,396
C2	10,408,184	10,408,184	10,408,184
CBOE Futures Exchange (CFE)	4,674,138	4,674,138	4,674,138
CBOE HoldingsTotal Volume	97,810,718	97,810,718	97,810,718

ADV by Exchange
CBOE	4,136,420	4,136,420	4,136,420
C2	520,409	520,409	520,409
CBOE Futures Exchange (CFE)	233,707	233,707	233,707
CBOE Holdings Total ADV	4,890,536	4,890,536	4,890,536

Total Volume by Product Category
Multiply-listed options (Equities & ETPs)	56,455,056	56,455,056	56,455,056
Index options	36,681,524	36,681,524	36,681,524
Futures	4,674,138	4,674,138	4,674,138
CBOE Holdings Total Volume	97,810,718	97,810,718	97,810,718

ADV by Product Category
Multiply-listed options (Equities & ETPs)	2,822,753	2,822,753	2,822,753
Index options	1,834,076	1,834,076	1,834,076
Futures	233,707	233,707	233,707
CBOE Holdings Total ADV	4,890,536	4,890,536	4,890,536

Total Volume by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	46,232,001	46,232,001	46,232,001
Index options	36,496,395	36,496,395	36,496,395
CBOE Total Options Volume	82,728,396	82,728,396	82,728,396
C2
Multiply-listed options (Equities & ETPs)	10,223,055	10,223,055	10,223,055
Index options	185,129	185,129	185,129
C2 Total Options Volume	10,408,184	10,408,184	10,408,184
CBOE Holdings
Multiply-listed options (Equities & ETPs)	56,455,056	56,455,056	56,455,056
Index options	36,681,524	36,681,524	36,681,524
CBOE Holdings Total Options Volume	93,136,580	93,136,580	93,136,580

ADV by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	2,311,600	2,311,600	2,311,600
Index options	1,824,820	1,824,820	1,824,820
CBOE Total Options ADV	4,136,420	4,136,420	4,136,420
C2
Multiply-listed options (Equities & ETPs)	511,153	511,153	511,153
Index options	9,256	9,256	9,256
C2 Total Options ADV	520,409	520,409	520,409
CBOE Holdings
Multiply-listed options (Equities & ETPs)	2,822,753	2,822,753	2,822,753
Index options	1,834,076	1,834,076	1,834,076
CBOE Holdings Total Options ADV	4,656,829	4,656,829	4,656,829

Market Share by Options Exchange and Product Category
CBOE
Multiply-listed options (Equities & ETPs)	15.8%	15.8%	15.8%
Index options	98.9%	98.9%	98.9%
CBOE Total Options Market Share	25.2%	25.2%	25.2%
C2
Multiply-listed options (Equities & ETPs)	3.5%	3.5%	3.5%
Index options	0.5%	0.5%	0.5%
C2 Total Options Market Share	3.2%	3.2%	3.2%
CBOE Holdings
Multiply-listed options (Equities & ETPs)	19.3%	19.3%	19.3%
Index options	99.4%	99.4%	99.4%
CBOE Holdings Total Options Market Share	28.3%	28.3%	28.3%

Rolling Three-Month Average Revenue Per Contract (RPC)¹
Equity options*
Exchange-traded products (ETPs) options*
Index options
Total Options
Futures
Total CBOE Holdings RPC
*Multiply-listed options (Equities and ETPs)
Total Volume for Select Index Products
SPX options (including Weeklys, Quarterlys, EOM & FLEX)	22,089,377	22,089,377	22,089,377
SPXPM options	182,601	182,601	182,601
VIX options	12,582,540	12,582,540	12,582,540
VIX futures	4,671,288	4,671,288	4,671,288
RUT options	1,310,639	1,310,639	1,310,639

ADV for Select Index Products
SPX options (including Weeklys, Quarterlys, EOM & FLEX)	1,104,469	1,104,469	1,104,469
SPXPM options	9,130	9,130	9,130
VIX options	629,127	629,127	629,127
VIX futures	233,564	233,564	233,564
RUT options	65,532	65,532	65,532

National Multiply-listed options (Equities & ETPs)	291,765,174	291,765,174	291,765,174
National Index options	36,918,385	36,918,385	36,918,385
National Options Volume	328,683,559	328,683,559	328,683,559

Note:  Numbers may not foot due to rounding and are subject to change and revisions.

¹Average revenue per contract (RPC) is based on a three-month rolling average, reported on a one-month lag. The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type.

Additional Information Regarding the Transaction and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.